SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2014

POSTMEDIA NETWORK CANADA CORP.

(Translation of registrant’s name into English)

365 Bloor Street East, 12th Floor, Toronto, Ontario Canada M4W 3L4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 24, 2014, Postmedia Network Canada Corp. (the “registrant”) issued the following grants of options under its Stock Option Plan to its named executive officers . The options expire on October 24, 2023.

Name	Title	Number of Options	Class of Shares	Exercise Price Per Share
Paul Godfrey	President & Chief Executive Officer	200,000	Class NC Variable Voting Shares	$2.02

Doug Lamb	Executive Vice President and Chief Financial Officer	65,000	Class NC Variable Voting Shares	$2.02

Wayne Parrish	Chief Operating Officer	65,000	Class NC Variable Voting Shares	$2.02

Jeffrey Haar	Executive Vice President, Legal and General Counsel	40,000	Class NC Variable Voting Shares	$2.02

Gordon Fisher	President, Pacific Newspaper Group	15,000	Class NC Variable Voting Shares	$2.02

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Postmedia Network Canada Corp.

By:	/s/ Douglas Lamb
Douglas Lamb
Chief Financial Officer

Date: February 27, 2014